Exhibit 99.216

DEFI TECHNOLOGIES INC. ANNOUNCES NAME

CHANGE TO VALOUR INC.

TORONTO, June 1, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is pleased to announce that, further to its news release dated May 9, 2022, it has changed its name from "DeFi Technologies Inc." to "Valour Inc."

At the opening of the markets on June 1, 2022, the Company's common shares will commence trading under the new name "Valour Inc.". The Company's new CUSIP number is 92027E105 and its new ISIN is CA92027E1051. The ticker symbol of the Company on the NEO Exchange and on the OTCQB Market remains unchanged.

There is no consolidation of the Company's share capital in connection with the name change. As a result, shareholders are not required to exchange their existing share certificates for new certificates bearing the Company's new name. The name change does not affect the Company's share structure or the rights of the Company's shareholders, and no further action is required by existing shareholders.

About Valour Inc.:

Valour Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the name change of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/01/c1570.html

%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc.
CNW 07:30e 01-JUN-22